Filed pursuant to Rule 424(b)(3)
Registration No. 333-207675

McGraw Hill Financial, Inc.

Offer to Exchange

2.500% Senior Notes due 2018 for New 2.500% Senior Notes due 2018	3.300% Senior Notes due 2020 for New 3.300% Senior Notes due 2020	4.000% Senior Notes due 2025 for New 4.000% Senior Notes due 2025	4.400% Senior Notes due 2026 for New 4.400% Senior Notes due 2026

Guaranteed by Standard & Poor’s Financial Services LLC

We are offering to exchange:

•	up to $400,000,000 of our new 2.500% Senior Notes due 2018 (the “new 2018 notes”) for up to $400,000,000 of our existing 2.500% Senior Notes due 2018 (the “old 2018 notes”),

•	up to $700,000,000 of our new 3.300% Senior Notes due 2020 (the “new 2020 notes”) for up to $700,000,000 of our existing 3.300% Senior Notes due 2020 (the “old 2020 notes”),

•	up to $700,000,000 of our new 4.000% Senior Notes due 2025 (the “new 2025 notes”) for up to $700,000,000 of our existing 4.000% Senior Notes due 2025 (the “old 2025 notes”) and

•	up to $900,000,000 of our new 4.400% Senior Notes due 2026 (the “new 2026 notes”) for up to $900,000,000 of our existing 4.400% Senior Notes due 2026 (the “old 2026 notes”).

The new 2018 notes, new 2020 notes, new 2025 notes and new 2026 notes are collectively referred to as the “new notes” and the old 2018 notes, old 2020 notes, old 2025 notes and old 2026 notes are collectively referred to as the “old notes.” The new notes and the old notes are collectively referred to as the “notes.” The terms of the new notes are identical in all material respects to the terms of the old notes they are being offered in exchange for, except that the new notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. The old notes are, and the new notes will be, fully and unconditionally guaranteed by Standard & Poor’s Financial Services LLC (the “subsidiary guarantor”), subject to customary release provisions in respect of the subsidiary guarantees as set forth in the indenture and supplemental indentures thereto governing the notes (collectively, the “indenture”).

To exchange your old notes for new notes:

•	You are required to make the representations described on page 20 to us.

•	You must contact a Depository Trust Company (“DTC”) participant to complete the book-entry transfer procedures described herein to exchange your old notes for new notes, or otherwise complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, U.S. Bank National Association, by 5:00 pm., New York City time, on December 10, 2015.

•	You should read the section captioned “The Exchange Offer” for further information on how to exchange your old notes for new notes.

See “Risk Factors” beginning on page 8 for a discussion of risk factors that should be considered by you prior to tendering your old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

November 10, 2015

About this Prospectus

We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering the notes for exchange only in jurisdictions where such offers are permitted. The information contained in this prospectus is accurate only as of the date hereof, regardless of the time of delivery of this prospectus or of the exchange of the notes offered hereby.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the Securities and Exchange Commission, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. See “Where You Can Find More Information.” You may obtain this information without charge by writing or telephoning us at the following address and telephone number:

Investor Relations

McGraw Hill Financial, Inc.

55 Water Street, New York, New York 10041

(212) 438-1000

If you would like to request copies of these documents, please do so by December 3, 2015 (which is five business days before the scheduled expiration of the exchange offer) in order to receive them before the expiration of the exchange offer.

As used in this prospectus (except as otherwise provided herein or unless the context otherwise requires), all references to “McGraw Hill Financial,” the “Company,” “we,” “us” and “our” refer to McGraw Hill Financial, Inc. and its consolidated subsidiaries.

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NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE UNIFORM SECURITIES ACT (“RSA 421-B”) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT

THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements”. These statements, which express management’s current views concerning future events, trends, contingencies or results, appear at various places in this report and use words like “anticipate,” “assume,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “future,” “intend,” “plan,” “potential,” “predict,” “project,” “strategy,” “target” and similar terms, and future or conditional tense verbs like “could,” “may,” “might,” “should,” “will” and “would.” For example, management may use forward-looking statements when addressing topics such as: the outcome of contingencies; future actions by regulators; changes in the Company’s business strategies and methods of generating revenue; the development and performance of the Company’s services and products; the expected impact of acquisitions and dispositions; the Company’s effective tax rates; and the Company’s cost structure, dividend policy, cash flows or liquidity.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include, among other things:

•	the impact of the acquisition of SNL Financial LC (“SNL”), including the impact on the Company’s results of operations; any failure to successfully integrate SNL into the Company’s operations and generate anticipated synergies and other cost savings; any failure to attract and retain key employees to execute SNL’s growth strategy; any failure to realize the intended tax benefits of the acquisition; and the risk of litigation, competitive responses, or unexpected costs, charges or expenses resulting from or relating to the SNL acquisition;

•	the rapidly evolving regulatory environment, in the United States and abroad, affecting Standard & Poor’s Ratings Services, Platts, S&P Dow Jones Indices, S&P Capital IQ, SNL and the Company’s other businesses, including new and amended regulations and the Company’s compliance therewith;

•	the outcome of litigation, government and regulatory proceedings, investigations and inquiries;

•	worldwide economic, financial, political and regulatory conditions;

•	the health of debt and equity markets, including credit quality and spreads, the level of liquidity and future debt issuances;

•	the level of interest rates and the strength of the credit and capital markets in the United States and abroad;

•	the demand and market for credit ratings in and across the sectors and geographies where the Company operates;

•	concerns in the marketplace affecting the Company’s credibility or otherwise affecting market perceptions of the integrity or utility of independent credit ratings;

•	the Company’s ability to maintain adequate physical, technical and administrative safeguards to protect the security of confidential information and data, and the potential of a system or network disruption that results in regulatory penalties, remedial costs or improper disclosure of confidential information or data;

•	the effect of competitive products and pricing;

•	consolidation in the Company’s end-customer markets;

•	the impact of cost-cutting pressures across the financial services industry;

•	a decline in the demand for credit risk management tools by financial institutions;

•	the level of success of new product developments and global expansion;

•	the level of merger and acquisition activity in the United States and abroad;

•	the volatility of the energy marketplace;

•	the health of the commodities markets;

•	the impact of cost-cutting pressures and reduced trading in oil and other commodities markets;

•	the strength and performance of the domestic and international automotive markets;

•	the impact on the Company’s revenue and net income caused by fluctuations in foreign currency exchange rates;

•	the level of restructuring charges the Company incurs;

•	the level of the Company’s capital investments;

•	the level of the Company’s future cash flows;

•	the Company’s ability to make acquisitions and dispositions and to integrate, and realize expected synergies, savings or benefits from the businesses it acquires;

•	the Company’s ability to successfully recover should it experience a disaster or other business continuity problem from a hurricane, flood, earthquake, terrorist attack, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event;

•	changes in applicable tax or accounting requirements; and

•	the Company’s exposure to potential criminal sanctions or civil penalties if it fails to comply with foreign and

•	U.S. laws and regulations that are applicable in the domestic and international jurisdictions in which it operates, including sanctions laws relating to countries such as Iran, Russia, Sudan and Syria, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010, and local laws prohibiting corrupt payments to government officials, as well as import and export restrictions.

The factors noted above are not exhaustive. The Company and its subsidiaries operate in a dynamic business environment in which new risks emerge frequently. Accordingly, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the dates on which they are made. The

Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made, except as required by applicable law. Further information about the Company’s businesses, including information about factors that could materially affect its results of operations and financial condition, is contained in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the Company’s most recently filed Annual Report on Form 10-K and any subsequently filed Quarterly Report on Form 10-Q.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus or incorporated by reference herein. This summary is not complete and does not contain all the information you should consider before investing in the notes. You should carefully read this entire prospectus, including the information incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and the other incorporated documents, including “Risk Factors” herein and in such incorporated documents, as well as our consolidated financial statements, before investing in the notes.

Our Company

McGraw Hill Financial, Inc. is a leading benchmarks & ratings, analytics, data and research provider serving the global capital, commodities and commercial markets. The capital markets include asset managers, investment banks, commercial banks, exchanges, and issuers; the commodities markets include producers, traders and intermediaries within energy, metals, and agriculture; and the commercial markets include professionals and corporate executives within automotive and marketing / research information services. We serve our global customers through a broad range of products and services available through both third-party and proprietary distribution channels.

Corporate Information

We were incorporated in December 1925 under the laws of the state of New York. Our principal executive offices are located at 55 Water Street, New York, New York 10041. Our telephone number at this address is 212-438-1000.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.mhfi.com. The information contained on our website is not a part of this prospectus.

THE EXCHANGE OFFER

Securities offered	•	Up to $400,000,000 new 2.500% Senior Notes due 2018 (the “new 2018 notes”) for up to $400,000,000 existing 2.500% Senior Notes due 2018 (the “old 2018 notes”).

•	Up to $700,000,000 new 3.300% Senior Notes due 2020 (the “new 2020 notes”) for up to $700,000,000 existing 3.300% Senior Notes due 2020 (the “old 2020 notes”).

•	Up to $700,000,000 new 4.000% Senior Notes due 2025 (the “new 2025 notes”) for up to $700,000,000 existing 4.000% Senior Notes due 2025 (the “old 2025 notes”).

•	Up to $900,000,000 new 4.400% Senior Notes due 2026 (the “new 2026 notes”) for up to $900,000,000 existing 4.400% Senior Notes due 2026 (the “old 2026 notes”).

The new notes will be registered under the Securities Act.

The exchange offer	We are offering to issue the new notes in exchange for a like principal amount of your old notes. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreements entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, expiration date, withdrawal	The exchange offer will expire at 5:00 p.m., New York City time on December 10, 2015 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to December 10, 2015. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned without expense to you promptly after the exchange offer expires.

Federal income tax consequences	Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of proceeds	We will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange agent	U.S. Bank National Association is the exchange agent for the exchange offer.

Failure to tender your old notes	If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement relating to your old notes, including any right to require us to register your old notes or to pay you additional interest.

You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of our “affiliates”, which is defined in Rule 405 of the Securities Act;

•	you acquire the new notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of ours, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any participating broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and the transfer restrictions, registration rights and additional interest provisions relating to old notes do not apply to the new notes.

Issuer	McGraw Hill Financial, Inc.

Securities offered	•	$400.0 million aggregate principal amount of new 2018 notes

•	$700.0 million aggregate principal amount of new 2020 notes

•	$700.0 million aggregate principal amount of new 2025 notes

•	$900.0 million aggregate principal amount of new 2026 notes

Maturity dates	•	The new 2018 notes will mature on August 15, 2018.

•	The new 2020 notes will mature on August 14, 2020.

•	The new 2025 notes will mature on June 15, 2025.

•	The new 2026 notes will mature on February 15, 2026.

Interest payment dates	•	Interest on the new 2018 notes is payable on February 15 and August 15 of each year, beginning February 15, 2016. Interest on the new 2018 notes will accrue from August 18, 2015.

•	Interest on the new 2020 notes is payable on February 14 and August 14 of each year, beginning February 14, 2016. Interest on the new 2020 notes will accrue from August 18, 2015.

•	Interest on the new 2025 notes is payable on June 15 and December 15 of each year, beginning December 15, 2015. Interest on the new 2025 notes will accrue from May 26, 2015.

•	Interest on the new 2026 notes is payable on February 15 and August 15 of each year, beginning February 15, 2016. Interest on the new 2026 notes will accrue from August 18, 2015.

Guarantee	The notes will be guaranteed by our subsidiary Standard & Poor’s Financial Services LLC, the subsidiary guarantor.

Optional redemption	We may redeem all or any portion of any series of notes at our option at any time or from time-to-time at the redemption prices described under “Description of the New Notes—Optional Redemption.”

Change of control offer	If a Change of Control Triggering Event occurs, we must offer to repurchase the notes at the price set forth under “Description of the New Notes—Change of Control Triggering Event.”

Ranking	The notes will be our unsecured and unsubordinated debt and will rank equally and ratably among themselves and with our existing and future unsecured and unsubordinated debt.

The guarantee will be the subsidiary guarantor’s unsecured and unsubordinated debt and will rank equally and ratably with all of the subsidiary guarantor’s existing and future unsecured and unsubordinated debt.

As of June 30, 2015 and December 31, 2014, our non-guarantor subsidiaries had approximately $1.3 billion and $1.4 billion, respectively, of outstanding liabilities to third parties, all of which would effectively rank senior to the notes and the guarantee.

Covenants	We will issue the new notes under an indenture between us and U.S. Bank National Association, as Trustee. The indenture will, among other things, restrict our ability to:

•	incur certain liens securing debt; and

•	sell all or substantially all of our assets or merge or consolidate with or into other companies.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of the New Notes.”

SELECTED FINANCIAL DATA

Set forth below is selected historical consolidated financial data of the Company at the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes incorporated by reference in this prospectus. The selected historical consolidated financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 have been derived from, and should be read together with, our unaudited condensed consolidated interim financial statements and the related notes incorporated by reference in this prospectus. The unaudited financial data presented have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2015 or any other period.

	Six Months Ended June 30,			Year Ended December 31,
	2015		2014	2014	2013		2012		2011		2010
	(unaudited)
	(in millions, except per share data)
Income Statement Data:
Revenue	$2,615		$2,498	$5,051	$4,702		$4,270		$3,762		$3,419
Operating profit	1,083		896	113	1,358		1,170		1,052		1,004
Income from continuing operations before taxes on income	1,051	(1)	868	54 (2)	1,299	(3)	1,089	(4)	975	(5)	921	(6)
Provision for taxes on income	340		290	245	425		388		364		336
Net (loss) income from continuing operations attributable to McGraw Hill Financial, Inc.	656		528	(293)	783		651		592		568
(Loss) earnings per share from continuing operations attributable to the McGraw Hill Financial, Inc. common shareholders:
Basic	2.40		1.94	(1.08)	2.85		2.33		1.98		1.84
Diluted	2.38		1.91	(1.08)	2.80		2.29		1.95		1.82
Dividends per share	0.66		0.60	1.20	1.12		1.02		1.00		0.94
Special dividend declared per common share	—		—	—	—		2.50		—		—

Balance Sheet Data:(7)
Working capital	$973		$741	$(1)	$586		$(1,018)		$(812)		$298
Total assets	6,013		6,057	6,771	6,025		5,085		4,066		4,620
Total debt	1,494		799	799	799		1,256		1,198		1,198
Redeemable non-controlling interest	810		810	810	810		810		—		—
Equity	815		1,489	539	1,344		840		1,584		2,292

(1)	Includes the impact of a benefit related to legal settlement insurance recoveries of $80 million, partially offset by legal settlement charges of $34 million; restructuring charges of $21 million; and a gain of $11 million on the sale of our interest in a legacy McGraw Hill Construction investment.
(2)	Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.
(3)

Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of McGraw-Hill Education (“MHE”) and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of our data center, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions.
(4)	Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.
(5)	Includes the impact of a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.
(6)	Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, a $4 million restructuring charge and a $7 million gain on the sale of certain equity interests at Standard & Poor’s Ratings Services.
(7)	Excludes discontinued operations.

RISK FACTORS

In addition to the other information provided and incorporated by reference in this prospectus, you should carefully consider the risks described in this section. The risks described below are not the only risks that could adversely affect our business; other risks currently deemed immaterial or additional risks not currently known to us could also adversely affect us. These and other factors could have a material adverse effect on the value of your investment in our notes, meaning that you could lose all or part of your investment.

Note that this section includes forward-looking statements and future expectations as of the date of this prospectus. This discussion of risk factors should be read in conjunction with the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2014, as well as the other information that is incorporated by reference into this prospectus.

Risks Relating to the Exchange Offer

If you choose not to exchange your old notes in the exchange offer, the transfer restrictions currently applicable to your old notes will remain in force and the market price of your old notes could decline.

If you do not exchange your old notes for new notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the old notes as set forth in the prospectus distributed in connection with the private offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements entered into in connection with the private offerings of the old notes, we do not intend to register resales of the old notes under the Securities Act. The tender of old notes under the exchange offer will reduce the principal amount of the old notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the old notes due to a reduction in liquidity. Holders who do not tender their old notes will not have any further registration rights or any right to receive additional interest under the applicable registration rights agreement or otherwise.

You must follow the exchange offer procedures carefully in order to receive the new notes.

If you do not follow the procedures described in this prospectus, you will not receive any new notes. If you want to tender your old notes in exchange for new notes, you will need to contact a DTC participant to complete the book-entry transfer procedures, or otherwise complete and transmit a letter of transmittal, in each case described under “The Exchange Offer,” prior to the expiration date, and you should allow sufficient time to ensure timely completion of these procedures to ensure delivery. No one is under any obligation to give you notification of defects or irregularities with respect to tenders of old notes for exchange. In addition, there are no guaranteed delivery procedures available to you in connection with this exchange offer. For additional information, see the section captioned “The Exchange Offer” in this prospectus.

There are state securities law restrictions on the resale of the new notes.

In order to comply with the securities laws of certain jurisdictions, the new notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We currently do not intend to register or qualify the resale of the new notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.

Risks Relating to the Notes

Our indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations under the notes and our other debt.

We have a significant amount of debt and debt service requirements. As of June 30, 2015, and after giving effect to the offering of the old notes, we would have had approximately $3.5 billion of outstanding long-term debt. This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

•	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

Despite our current indebtedness levels, we may be able to incur substantially more debt. This could exacerbate further the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness, including secured indebtedness, in the future. The terms of the indenture generally do not restrict us from doing so. In addition, the indenture will allow us to issue additional notes under certain circumstances, which will also be guaranteed by the subsidiary guarantor. Although the indenture places some limitations on our ability and the ability of our subsidiaries to create liens securing indebtedness, there are significant exceptions to these limitations that will allow us and our subsidiaries to secure significant amounts of indebtedness without equally and ratably securing the notes. If we or our subsidiaries incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our and our subsidiaries’ assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes that are not similarly secured. Subject to certain limitations relating to creation of liens, the indenture also does not restrict our non-guarantor subsidiaries from incurring additional debt, which would be structurally senior to the notes. In addition, the indenture will not prevent us or our subsidiaries from incurring other liabilities that do not constitute indebtedness.

The guarantees may not be enforceable and, under specific circumstances, federal and state statutes may allow courts to void the guarantees and require holders of notes to return payments received from the subsidiary guarantor.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees could be deemed a fraudulent transfer if the subsidiary guarantor received less than a reasonably equivalent value in exchange for giving the guarantees, and one of the following is also true:

•	the subsidiary guarantor was insolvent on the date that it gave the guarantees or became insolvent as a result of giving the guarantees;

•	the subsidiary guarantor was engaged in a business or a transaction, or was about to engage in a business or a transaction, for which property remaining with the subsidiary guarantor was an unreasonably small capital; or the subsidiary guarantor intended to incur, or believed that it would incur, debts that would be beyond the subsidiary guarantor’s ability to pay as those debts matured.

The guarantees could also be deemed a fraudulent transfer if they were given with actual intent to hinder, delay or defraud any entity to which the subsidiary guarantor was or became, on or after the date the guarantees were given, indebted. The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the subsidiary guarantor would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, is greater than all its assets, at a fair valuation;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or it could not pay its debts as they become due.

We cannot predict:

•	what standard a court would apply in order to determine whether the subsidiary guarantor was insolvent as of the dates it issued the guarantees, or whether, regardless of the method of valuation, a court would determine that the subsidiary guarantor was insolvent on these dates; or

•	whether a court would determine that the payments under the guarantees would constitute fraudulent transfers or fraudulent conveyances on other grounds.

The indenture contains a “savings clause” intended to limit the subsidiary guarantor’s liability under its guarantees to the maximum amount that it could incur without causing the guarantees to be a fraudulent transfer under applicable law. We cannot assure you that this provision will be upheld as intended. For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found this kind of provision in that case to be ineffective, and held the guarantee to be fraudulent transfers and voided them in their entirety.

If the guarantees by the subsidiary guarantor are deemed to be fraudulent transfers, they could be voided altogether, or they could be subordinated to all other debts of the subsidiary guarantor. In such case, any payment by the subsidiary guarantor pursuant to its guarantees could be required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor. If the guarantees are voided or held unenforceable for any other reason, holders of the notes would cease to have a claim against the subsidiary guarantor based on the guarantees and would be creditors only of the Company.

In addition, enforcement of the guarantees against the subsidiary guarantor will be subject to certain defenses available to guarantors and security providers generally. These laws and defenses include those that relate to fraudulent conveyance or transfer, voidable preference, corporate purpose or benefit, preservation of share capital, thin capitalization and regulations or defenses affecting the rights of creditors generally. If one or more of these laws and defenses are applicable, the subsidiary guarantor may have no liability or decreased liability under its guarantees.

Under the indenture, the change of control events that would require us to repurchase the notes are subject to a number of significant limitations, and change of control events that affect the market price of the notes may not give rise to any obligation to repurchase the notes.

Although we will be required under the indenture to make an offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event, the term “Change of Control Triggering Event” is limited in its scope and does not include all change of control events that might affect the market value of the notes. In particular, we are required to repurchase the notes upon certain change of control events only if, as a result of such change of control event, the ratings of the notes are lowered below investment grade during the relevant “trigger period” and the rating agencies assigning such lowered ratings expressly link the reduction in rating to the change of control event. As a result, our obligation to repurchase the notes upon the occurrence of a change of control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

We may be unable to purchase the notes upon a change of control.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The occurrence of a Change of Control Triggering Event would cause an event of default under our senior credit facilities and therefore could cause us to have to repay amounts outstanding thereunder, and any financing arrangements we may enter into in the future may also require repayment of amounts outstanding in the event of a Change of Control Triggering Event and therefore limit our ability to fund the repurchase of your notes pursuant to the Change of Control Offer. It is possible that we will not have sufficient funds, or be able to arrange for additional financing, at the time of the Change of Control Triggering Event to make the required repurchase of notes. If we have insufficient funds to repurchase all notes that holders tender for purchase pursuant to the Change of Control Offer, and we are unable to raise additional capital, an event of default would occur under the indenture. An event of default could cause any other debt that we may have at that time to become automatically due, further exacerbating our financial condition and diminishing the value and liquidity of the notes. We cannot assure you that additional capital would be available to us on acceptable terms, or at all. See “Description of the New Notes—Change of Control Triggering Event.”

Prior to this exchange offer, no public market existed for the notes.

Prior to completion of the exchange offer made hereby, there has been no public market for the notes. Although the initial purchasers of the old notes advised us that they intended to make a market in the notes as permitted by applicable law, the initial purchasers are not obligated to make a market for the notes and any market-making activities may be discontinued at any time at the sole discretion of the initial purchasers. Accordingly, there can be no assurance that an active market for the notes will develop. Moreover, even if a market for the notes does develop, the notes could trade at a substantial discount from their face amount. If a market for the notes does not develop, or if market conditions change, purchasers may be unable to resell the notes for an extended period of time, if at all. Consequently, a purchaser may not be able to liquidate its investment readily, and the notes may not be readily accepted as collateral for loans.

If a trading market does develop, changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The prices for the notes depend on many factors, including:

•	our credit ratings;

•	prevailing interest rates being paid by, or the market prices for notes issued by, other companies similar to us;

•	our financial condition, financial performance and prospects; and

•	the overall conditions of the general economy and the financial markets.

The conditions of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the prices of the notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

Our net proceeds from the sale of the old notes were approximately $2.67 billion, after deduction of the initial purchasers’ discounts and commissions and other expenses of the offerings. We used the net proceeds from the sale of the old notes to finance our acquisition of SNL Financial LC and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding (1) income from continuing operations before taxes on income and (2) fixed charges. Fixed charges consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 12—Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for the year ended December 31, 2014), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.

Nine Months Ended September 30, 2015	Year Ended December 31,
	2014	2013	2012	2011	2010
14.5	1.5	11.5	9.5	8.4	7.9

THE EXCHANGE OFFER

In the registration rights agreements between us, the subsidiary guarantor and the initial purchasers of the old notes, we agreed:

(1)	to file a registration statement with respect to an offer to exchange the old notes for a new issue of securities, with terms substantially the same as of the old notes but registered under the Securities Act, and to use our commercially reasonable efforts to cause such registration statement to be declared effective by the SEC; and

(2)	to use our commercially reasonable efforts to consummate the exchange offer and issue the new notes within 60 days after the registration statement is declared effective.

The registration rights agreements provide that if (1)(a) we have not exchanged new notes for all notes validly tendered in accordance with the terms of the exchange or, if a shelf registration statement is required and is not declared effective, on or prior to the 365th day after issuance of the notes or (b) we receive a request by an initial purchaser to file a shelf registration statement and it does not become effective by the later of the 365th day following the issuance of the notes or the 90th day following such request, or (2) if applicable, a shelf registration statement covering resales of the old notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable at any time during the required effectiveness period, and such failure to remain effective or be usable exists for more than 90 days in any 12-month period (whether or not consecutive) (the 91st such day, the “Trigger Date”), then additional interest shall accrue on the principal amount of the old notes that are “registrable securities” at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 0.50% per annum) commencing on (a) the 365th day following the issuance of the old notes, in the case of (1) above, or (b) the Trigger Date, in the case of (2) above, until the exchange offer is completed or the shelf registration statement is declared effective or the prospectus again becomes usable, as applicable, or such notes cease to be “registrable securities.” Once we complete this exchange offer, we will no longer be required to pay additional interest on the old notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction. Furthermore, each holder of old notes that wishes to exchange their old notes for new notes in this exchange offer will be required to make certain representations as set forth herein.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $2,000 principal amount of old notes (and $1,000 principal amount of old notes in excess thereof) surrendered to us in the exchange offer, we will give you $2,000 principal amount of new notes (and $1,000 principal amount of new notes in excess thereof). Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•

We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail or send notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on December 10, 2015; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means December 10, 2015 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, there were outstanding $400,000,000 in aggregate principal amount of old 2018 notes, $700,000,000 in aggregate principal amount of old 2020 notes, $700,000,000 in aggregate principal amount of old 2025 notes and $900,000,000 in aggregate principal amount of old 2026 notes. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

•	Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section “—Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly following the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “—Conditions to the Exchange Offer” are not satisfied. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes promptly. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service and/or similar services.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the applicable registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resales of the New Notes.”

Important rules concerning the exchange offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

•	Neither us, the subsidiary guarantor, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must contact a DTC participant to complete the book-entry transfer procedures described below, or otherwise complete and transmit a properly completed and duly executed letter of transmittal to U.S. Bank National Association at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date.

The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely completion of these procedures to ensure delivery. No letters of transmittal or old notes should be sent to McGraw Hill Financial, Inc. or the subsidiary guarantor.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of the letter of transmittal is available from the exchange agent.

Letter of Transmittal Procedures

If your notes are not held through DTC, you must complete and transmit a properly completed and duly executed letter of transmittal to U.S. Bank National Association at the address set forth below under “Exchange Agent” on or prior to the expiration date. Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

(1)	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after the expiration of the exchange offer. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described above, or

•	certificates for old notes and a properly completed and duly executed letter of transmittal.

If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC promptly following the expiration or termination of the exchange offer, or in the case of old notes tendered by transmitting a completed letter of transmittal, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)	the tender is made through an eligible institution,

(2)	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of old notes

•	the amount and series of old notes tendered, and

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3)	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn;

•	the principal amount of the old notes to be withdrawn;

•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder;

•	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time prior to the expiration of the exchange offer.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, addressed as follows:

Deliver to:

By Mail or in Person

U.S. Bank National Association

Attention: Specialized Finance—Mike Tate

111 Filmore Avenue

St. Paul, MN 55107-1402

By Email or Facsimile Transmission (for Eligible Institutions Only)

Email: cts.specfinance@usbank.com

Fax: (651) 466-7367

For Information and to Confirm by Telephone

(800) 934-6802

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by delivering this prospectus to noteholders through the facilities of DTC; however, additional solicitation may be made by mail, telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be approximately $750,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old notes who is an “affiliate” of McGraw Hill Financial, Inc. or the subsidiary guarantor or who intends to participate in the exchange offer for the purpose of distributing the new notes

(1)	will not be able to rely on the interpretation of the staff of the SEC;

(2)	will not be able to tender its old notes in the exchange offer; and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes will represent that:

(1)	it is not our “affiliate” or an affiliate of the subsidiary guarantor;

(2)	any new notes to be received by it were acquired in the ordinary course of its business; and

(3)	it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the

Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreements, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

DESCRIPTION OF THE NEW NOTES

A description of the specific terms of the new notes is set forth below. The description is qualified in its entirety by reference to the base indenture, dated May 26, 2015, as supplemented by the first supplemental indenture, dated as of May 26, 2015 (in the case of the new 2025 notes) and the second supplemental indenture, dated as of August 18, 2015 (in the case of the new 2018 notes, the new 2020 notes and the new 2026 notes) (collectively, the “indenture”), among the Company, as issuer, Standard & Poor’s Financial Services LLC, as subsidiary guarantor, and U.S. Bank National Association, as trustee (the “trustee”) under which the new notes will be issued. The following description of the notes is only a summary of the material terms and does not purport to be complete. The Company urges you to read the indenture in its entirety because it, and not this description, will define your rights as a beneficial holder of the notes. The indenture is filed as exhibits to the registration statement of which this prospectus forms a part.

As used in this section “Description of the New Notes,” the term “Company” refers to McGraw Hill Financial, Inc. and not to the subsidiary guarantor or any of its other subsidiaries.

General

The new 2018 notes will mature on August 15, 2018, the new 2020 notes will mature on August 14, 2020, the new 2025 notes will mature on June 15, 2025 and the new 2026 notes will mature on February 15, 2026.

We will pay interest on the new 2018 notes at the rate of 2.500% per year semi-annually in arrears on February 15 and August 15 to holders of record on the preceding February 1 and August 1, respectively. We will pay interest on the new 2020 notes at a rate of 3.300% per year semi-annually in arrears on February 14 and August 14 to holders of record on the preceding January 31 and July 31, respectively. We will pay interest on the new 2025 notes at the rate of 4.000% per year semi-annually in arrears on June 15 and December 15 to holders of record on the preceding June 1 and December 1, respectively. We will pay interest on the new 2026 notes at a rate of 4.400% per year semi-annually in arrears on February 15 and August 15 to holders of record on the preceding February 1 and August 1, respectively. If interest or principal on the notes is payable on a day that is not a business day in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment.

The first interest payment date on the new 2018 notes is February 15, 2016. The first interest payment date on the new 2020 notes is February 14, 2016. The first interest payment date on the new 2025 notes is December 15, 2015. The first interest payment date on the new 2026 notes is February 15, 2016. Interest on the new 2018 notes, new 2020 notes and new 2026 notes will accrue from August 18, 2015. Interest on the new 2025 notes will accrue from May 26, 2015.

Interest will accrue on the basis of a 360-day year consisting of twelve 30-day months.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes offered hereby, provided that if such additional notes are not fungible for United States federal income tax purposes, such additional notes will have a separate CUSIP number.

Guarantee

Payment of the principal of (and premium, if any, on) and interest on the notes, and all other amounts due under the indenture, will be fully and unconditionally guaranteed on an unsecured and unsubordinated basis by the subsidiary guarantor, Standard & Poor’s Financial Services LLC.

The guarantee of the subsidiary guarantor will automatically terminate:

•	upon a sale or other disposition (including by way of consolidation or merger) of the subsidiary guarantor or the sale or disposition of all or substantially all the assets of the subsidiary guarantor (in each case other than to the Company or a person who, prior to such sale or other disposition, is an affiliate of the Company), or

•	upon defeasance or discharge of the notes, as described below.

Ranking

The notes will be our unsecured and unsubordinated debt and will rank equally and ratably among themselves and with our existing and future unsecured and unsubordinated debt.

The guarantee will be the subsidiary guarantor’s unsecured and unsubordinated debt and will rank equally and ratably with all of the subsidiary guarantor’s existing and future unsecured and unsubordinated debt.

As of June 30, 2015 and December 31, 2014, our non-guarantor subsidiaries had approximately $1.3 billion and $1.4 billion, respectively, of outstanding liabilities to third parties, all of which would effectively rank senior to the notes and the guarantee.

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described below under “—Optional redemption,” holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect to a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee or us in writing at its or our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of McGraw Hill Financial, Inc. and its subsidiaries taken as a whole to any person (as defined in the indenture, and in addition as that term is used in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act) or group of related persons for purposes of Section 13(d) of the Exchange Act other than McGraw Hill Financial, Inc. or one of its subsidiaries;

(2) the approval by the holders of McGraw Hill Financial, Inc.’s common stock of any plan or proposal for the liquidation or dissolution of McGraw Hill Financial, Inc. (whether or not otherwise in compliance with the provisions of the indenture); or

(3) the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of McGraw Hill Financial, Inc.’s voting stock.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB-(or the equivalent) by Fitch and the equivalent by any other Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s and Fitch; (2) if Moody’s or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or Fitch; and (3) at our option, any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) to rate the notes.

Optional Redemption

On or after July 14, 2020 in the case of the new 2020 notes, March 15, 2025 in the case of the new 2025 notes and November 15, 2025 in the case of the new 2026 notes, such notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

Prior to August 15, 2018 in the case of the new 2018 notes, July 14, 2020 in the case of the new 2020 notes, March 15, 2025 in the case of the new 2025 notes and November 15, 2025 in the case of the new 2026 notes, the notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 25 basis points in the case of the new 2018 notes, 30 basis points in the case of the new 2020 notes, 30 basis points in the case of the new 2025 notes and 35 basis points in the case of the 2026 notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable U.S. treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means any of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. or Morgan Stanley & Co. LLC (in the case of the new 2018 notes, the new 2020 notes and the new 2026 notes) or Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Mizuho Securities USA Inc. (in the case of the new 2025 notes), as specified by us, or if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us, in our sole discretion.

“Reference treasury dealer” means (1) any of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. or Morgan Stanley & Co. LLC and their respective successors (in the case of the new 2018 notes, the new 2020 notes and the new 2026 notes) or Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Mizuho Securities USA Inc. and their respective successors (in the case of the new 2025 notes), provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any three other primary treasury dealers selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of notes to be redeemed by first-class mail not less than 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Certain Covenants

The indenture contains the following covenants in respect of the notes offered hereby.

Limitation on liens

We covenant in the indenture that we will not create, assume, incur or guarantee any indebtedness for money borrowed (referred to as “Debt”) secured by a lien on any of our properties or assets without providing that the notes will be secured equally and ratably with such Debt for so long as such Debt will be so secured, unless the aggregate principal amount of such secured Debt then outstanding does not exceed an amount equal to 10% of our total consolidated assets as of the end of the most recent quarter, as set forth on our most recently filed quarterly report on Form 10-Q or annual report on Form 10-K.

The restrictions do not apply to Debt that is secured by:

•	liens existing, in the case of any notes, on the date such notes are issued (i.e., May 26, 2015 in the case of the new 2025 notes and August 18, 2015 in the case of the new 2018 notes, the new 2020 notes and the new 2026 notes);

•	liens on any property or any indebtedness of a person existing at the time the person becomes a subsidiary (whether by acquisition, merger or consolidation);

•	certain liens in favor of or required by contracts with governmental entities;

•	liens in favor of us or our subsidiaries;

•	liens existing at the time of acquisition of the assets secured thereby and purchase money liens;

•	liens on any property to secure all or part of the cost of improvements or construction thereon or indebtedness incurred to provide funds for such purpose in a principal amount not exceeding 110% of the cost of such improvements or constructions;

•	liens on shares of stock, indebtedness or other securities of a person that is not a subsidiary of ours; and

•	extensions, renewals or replacements of any of the foregoing types of liens.

Limitation on consolidation, merger, conveyance or transfer on certain terms

We shall not consolidate with or merge into any other person or convey or transfer our properties and assets substantially as an entirety to any person, unless:

(1) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any State or the District of Columbia;

(2) the person formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer our properties and assets substantially as an entirety shall expressly assume, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the notes and the performance of every covenant of the indenture (as supplemented from time to time) on our part to be performed or observed;

(3) immediately after giving effect to such transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing; and

(4) we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this paragraph and that all conditions precedent provided for relating to such transaction have been complied with.

Upon any consolidation or merger, or any conveyance or transfer of our properties and assets, substantially as an entirety as set forth above, the successor person formed by such consolidation or into which we are merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power we have under the indenture with the same effect as if such successor had been named, in the indenture. In the event of any such conveyance or transfer, we as the predecessor shall be discharged from all obligations and covenants under the indenture and the notes and may be dissolved, wound up or liquidated at any time thereafter.

Subject to the foregoing, the indenture and the notes do not contain any covenants or other provisions designed to afford holders of notes protection in the event of a recapitalization or highly leveraged transaction involving us.

Events of Default, Notice and Waiver

The indenture provides that, if an event of default specified therein with respect to any series of notes issued thereunder shall have occurred and be continuing, either the trustee thereunder or the holders of 25% in aggregate principal amount of the outstanding notes of such series (or 25% in aggregate principal amount of all outstanding notes under the indenture, in the case of certain events of default affecting all series of notes under the indenture) may declare the principal of all the notes of such series to be due and payable.

Events of default in respect of any series are defined in the indenture as being:

•	default for 30 days in payment of any interest installment with respect to such series;

•	default in payment of principal of, or premium, if any, on, or any sinking fund or analogous obligation with respect to, notes of such series when due at their stated maturity, by declaration or acceleration, when called for redemption or otherwise;

•	default for 90 days after written notice to us by the trustee thereunder or by holders of 25% in aggregate principal amount of the outstanding notes (excluding any subordinated indebtedness) of such series in the performance, or breach, of any covenant pertaining to notes of such series;

•	the guarantee ceases to be in full force and effect (other than by reason of the release of the guarantee in accordance with the terms of the indenture) or is declared null and void in a judicial proceeding or the subsidiary guarantor denies or disaffirms its obligations under the indenture or its guarantee;

•	certain events of bankruptcy, insolvency and reorganization with respect to us or the entry of an order ordering the winding up or liquidation of our affairs; and

•	any other events of default as may be specified in such series.

The indenture provides that the trustee thereunder will, within 90 days after the occurrence of a default with respect to the notes of any series, give to the holders of the notes of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of default in the payment of principal of, premium, if any, or interest, if any, on any of the notes of such series, the trustee thereunder will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the notes of such series. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an event of default with respect to notes of such series.

The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified to its reasonable satisfaction by the holders of the notes before proceeding to exercise any right or power under the indenture at the request of holders of the notes.

The indenture provides that the holders of a majority in aggregate principal amount of the outstanding notes of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of such series, subject to certain conditions.

In certain cases, the holders of a majority in principal amount of the outstanding notes of any series may waive, on behalf of the holders of all notes of such series, any past default or event of default with respect to the notes of such series except, among other things, a default not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on any of the notes of such series or payment of any sinking or purchase fund or analogous obligations with respect to such notes.

The indenture includes a covenant that we will file annually with the trustee a certificate of no default or specifying any default that exists.

Modification of the Indenture

We, the subsidiary guarantor and the trustee may, without the consent of the holders of the notes, enter into indentures supplemental to the indenture for, among others, one or more of the following purposes:

(1) to evidence the succession of another person to us, and the assumption by such successor of our company’s obligations under the indenture and the notes of any series relating thereto;

(2) to add to our covenants or to surrender any of our rights or powers for the benefit of the holders of notes of any or all series, unless to do so would adversely affect the rights of the holders of notes of any series in any material respect;

(3) to cure any ambiguity, or correct any inconsistency in the indenture; or to make any other provisions with respect to matters or questions arising under the indenture unless to do so would adversely affect the rights of the holders of notes of any series in any material respect;

(4) to add to the indenture any provisions that may be expressly permitted by the Trust Indenture Act of 1939, as amended (the “TIA”), excluding the provisions referred to in Section 316(a)(2) of the TIA as in effect at the date as of which this instrument was executed or any corresponding provision in any similar federal statute hereafter enacted;

(5) to establish the form or terms of any series of notes, to provide for the issuance of any series of notes and/or to add to the rights of the holders of notes;

(6) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of notes or to add or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the indenture;

(7) to provide any additional events of default unless to do so would adversely affect the rights of the holders of notes of any series in any material respect;

(8) to provide for uncertificated securities in addition to or in place of certificated securities; provided that the uncertificated securities are issued in registered form for certain Federal tax purposes;

(9) to add any additional subsidiary guarantor of the notes or to release the Guarantor or any other subsidiary guarantor of the notes in accordance with the terms of the indenture;

(10) to conform the notes to the description thereof in the offering memoranda under which they were originally offered;

(11) to secure any series of notes pursuant to the indenture’s limitation on liens; and

(12) to make any change necessary to comply with any requirement of the SEC in connection with the qualification of the indenture or any supplemental indenture under the TIA.

The indenture contains provisions permitting us, the subsidiary guarantor and the trustee, with the consent of the holders of a majority in principal amount of the outstanding notes of all series to be affected voting as a single class, to execute a supplemental indenture for the purpose of adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the notes of such series to be affected, except that no such supplemental indenture may, without the consent of the holders of affected notes, among other things:

(1) change the fixed maturity of any notes; or

(2) reduce the principal amount thereof; or

(3) reduce the rate or extend the time of payment of interest thereon; or

(4) impair the right of a holder to institute suit for payment on any notes.

Defeasance

The indenture provides that we at our option,

(a) will be discharged from any and all obligations in respect of any series of notes (except in each case for certain obligations to register the transfer or exchange of notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust) or

(b) need not comply with the covenants described above under “Certain Covenants” and certain events of default (other than those arising out of the failure to pay interest or principal on the notes of a particular series and certain events of bankruptcy, insolvency and reorganization) will no longer constitute events of default with respect to such series of notes, in each case if we deposit with the trustee, in trust, money or the equivalent in securities of the government which issued the currency in which the notes are denominated or government agencies backed by the full faith and credit of such government, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series.

To exercise any such option, we are required, among other things, to deliver to the trustee an opinion of counsel to the effect that

(i) the deposit and related defeasance would not cause the beneficial owners of such series to recognize income, gain or loss for Federal income tax purposes and, such opinion, in the case of a discharge pursuant to clause (a), is accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service or, since the date of this offering, there has been a change in the applicable Federal income tax law and

(ii) the creation of the defeasance trust will not violate the Investment Company Act of 1940, as amended.

In addition, we are required to deliver to the trustee an officers’ certificate stating that such deposit was not made by us with the intent of preferring the holders over other creditors of ours or with the intent of defeating, hindering, delaying or defrauding our creditors or others.

Concerning the Trustee

U.S. Bank National Association is the trustee under the indenture and is also the registrar and paying agent of the notes. The rights and duties of the trustee shall be as provided by the TIA, and as set forth in the indenture.

The trustee is permitted to become the owner or pledgee of notes and may otherwise deal with us and our affiliates.

Governing Law

The laws of the State of New York shall govern the indenture and the notes, without regard to conflicts of law principles thereof.

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old note for a new note in the exchange offer, the holder will have the same adjusted basis and holding period in the new note as in the old note immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

We will not receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any such resale may be made:

•	directly to purchasers; or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any such persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

The validity of the new notes and the related guarantees will be passed on for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of McGraw Hill Financial, Inc. at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 (including the schedule), appearing in McGraw Hill Financial, Inc.’s Current Report on Form 8-K, dated October 29, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. The effectiveness of McGraw Hill Financial Inc.’s internal control over financial reporting as of December 31, 2014 has also been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included in McGraw Hill Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference. Such consolidated financial statements and McGraw Hill Financial, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of McGraw Hill Financial, Inc. for the three-month periods ended March 31, 2015, March 31, 2014, June 30, 2015, June 30, 2014, September 30, 2015 and September 30, 2014, for the six-month periods ended June 30, 2015 and June 30, 2014, and for the nine-month periods ended September 30, 2015 and September 30, 2014, incorporated by reference in this Registration Statement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, dated April 28, 2015, included in McGraw Hill Financial, Inc.’s Quarterly Report on Form 10-Q, dated July 27, 2015 (except Note 15, as to which the date is October 29, 2015), included in McGraw Hill Financial, Inc.’s Current Report on Form 8-K, dated October 29, 2015, and dated November 3, 2015, included in McGraw Hill Financial, Inc.’s Quarterly Report on Form 10-Q, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited interim financial information, because those reports are not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of SNL Financial LC as of and for the year ended December 31, 2014 appearing in the Form 8-K of McGraw Hill Financial, Inc. dated October 29, 2015, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the new notes. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the new notes, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also read and copy these materials at the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the exchange offer under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed).

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Definitive Proxy Statement on Schedule 14A for our 2015 Annual Meeting of Shareholders filed with the SEC on March 18, 2015 (but only the information set forth therein that is incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; and

•	Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 21, 2015, February 3, 2015, February 17, 2015, February 25, 2015, April 17, 2015, April 20, 2015, May 4, 2015, May 20, 2015, May 26, 2015, July 1, 2015, July 27, 2015 (excluding the information furnished pursuant to Items 2.02 and 7.01 and the related Exhibit 99.1), July 29, 2015, August 13, 2015, August 14, 2015, August 18, 2015, September 1, 2015, September 8, 2015, September 28, 2015 and October 29, 2015.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

McGraw Hill Financial, Inc.

55 Water Street

New York, New York 10041

(212) 438-1000

If for any reason we are not required to comply with the reporting requirements of the Exchange Act, we are still required under the indenture to furnish the holders of the notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

McGraw Hill Financial, Inc.

Offer to Exchange

2.500% Senior Notes due 2018 for New 2.500% Senior Notes due 2018	3.300% Senior Notes due 2020 for New 3.300% Senior Notes due 2020	4.000% Senior Notes due 2025 for New 4.000% Senior Notes due 2025	4.400% Senior Notes due 2026 for New 4.400% Senior Notes due 2026

Guaranteed by Standard & Poor’s Financial Services LLC

Until February 8, 2016 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

November 10, 2015